China Pharma Holdings, Inc.
Second Floor, No. 17, Jinpan Road
Haikou, Hainan Province, China 570216

November 17, 2011

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	China Pharma Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 3, 2011 and Amended March 17, 2011
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011
File No. 001-34471

Dear Mr. Rosenberg:

China Pharma Holdings, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 2, 2011 (the “Comment Letter”) to the Company, with respect to the subject filings.  We hereby file via EDGAR our response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended.

Form 10-K/A for the fiscal year ended December 31, 2010

Notes to Consolidated Financial Statements
Note 4 – Intangible Assets, page F-12

1. Your proposed disclosure in your August 19, 2011 response states Medical formulas are amortized over their expected life of the related medicine once production and sales commence. Please clarify whether the medical formulas classified as intangible assets represent formulas that have received the SFDA certification. If SFDA certification has not been received, please tell us, and clarify in the disclosure whether the medical formulas classified as intangible assets in Note 4 – Intangible Assets are refundable in the event SFDA certification and approval are not obtained. In addition, please clarify in the disclosure how the medical formulas in Note 4- Intangible Assets differ from the medical formulas in Note 5 Advances for Purchases of Intangible Assets and Property and Equipment Advances.

Response:

Medical formulas classified as intangible assets represent both formulas that have received SFDA production approval (certification) and those that have not yet received approval but are in the approval process.

Our proposed disclosure in our August 19, 2011 response which stated “Medical formulas are amortized over their expected life of the related medicine once production and sales commence” has been updated to state “Medical formulas are amortized from the dates acquired over their individual identifiable useful life” in our recently-filed quarterly report on Form 10-Q (the “2011 Q3 Form 10-Q”) as a result of the management’s reassessment of the amortization methodology.   Therefore, possible confusion on whether the medical formulas classified as intangible assets represent all medical formulas or only formulas that have received the SFDA approval (certification) would be eliminated under such recently revised disclosure.

The cost paid to laboratories for medical formulas that have not received SFDA certification are not refundable during the SFDA production approval process. However, if the Company and the laboratory were to determine that a medical formula had failed to obtain SFDA approval, only then would the Company have the right and the option to choose to either receive a refund of the payments for that formula or apply those payments to the purchase price for another formula. Regarding disclosure, Note 5 to the Company’s financial statements as of September 30, 2011 in the 2011 Q3 Form 10-Q states, in part, “Under the terms of each contract, the Company is required to make progress payments to the laboratory; if however the SFDA production approval is not obtained for a medical formula, the Company has the right to choose to receive a refund of the payments for that formula, or the application of those payments to another formula.”

Note 5 to the financial statements as of September 30, 2011 in the 2011 Q3 Form 10-Q also has clarified how the costs of the medical formulas included in intangible assets differ from the costs of medical formulas included in advances for purchases of intangible assets and property and equipment as follows: “Payments made prior to the completion of the related process are recorded as advances for purchases of intangible assets.” This means that deposits paid to a laboratory prior to its performance of any of the requirements of the contract are not capitalized as an intangible asset but are classified as advances. Until the laboratory has provided services under the contract with the Company, and therefore can bill the Company for those services, the Company has not received an asset or the benefit of the services and therefore the deposit payment is recorded as an advance. As further discussed in the response to Comment 3 below, the date the laboratory completes its performance of services constituting a specified phase of the contract is the date the Company has received an intangible asset and the date on which the cost of those corresponding services, including any prior advance, is reclassified as an intangible asset.

2. Please address the following with respect to your response to our comment three:

•
With respect to the first bullet, quantitatively and qualitatively demonstrate how you concluded that the amount of the error is not material to the financial statements for the nine months ended September 30, 2011. Additionally, as it is unclear from your response, please tell us what consideration was given to amortization of medical formulas for periods prior to 2009 that may not have been amortized in accordance with the accounting literature.

•
 It does not appear that you addressed the second bullet of comment three. As you appear to indicate that the intangible assets will be amortized from the date of acquisition, please quantify the impact of amortizing the patents from their acquisition date.

•	Please confirm that you will amortize each formula and patent based on its identifiable useful life, instead of the average estimated useful life of all formulas acquired.

Response:

Based on the verbal discussion with the Staff after the Company submitted its response to the Staff on October 24, 2011, management has reassessed its response to comment three, and determined that the amounts of the adjustment to amortization for 2010 and 2009 suggested in that response would be inappropriate to make as an adjustment during 2011. As a result, the Company did not make a cumulative adjustment to amortization expense for prior periods during the nine months ended September 30, 2011. The Company also has considered the amortization of medical formulas for periods prior to 2009 that had not been amortized from their acquisition dates and determined that the effect of the adjustment to record the additional amortization for periods prior to 2009 would be $18,660.  Management does not believe that adjustment would be material.

We are sorry we did not make it clear, but we included the effects of amortizing patents from their acquisition date with the information showing the effects for all intangible assets in our October 24, 2011 response letter and in the preceding paragraph herein. In that regard, please note that the effect of the change in amortization of the patents was $202,000 of the $1,200,000 total effect of all intangible assets for 2010, $51,000 of the $360,000 total effect for 2009 and none for periods prior to 2009.

We confirm that beginning during the quarter ended September 30, 2011, we are amortizing each medical formula and patent over its identifiable useful life and not over an average estimated useful life for all formulas and patents acquired. Note 4 to the September 30, 2011 financial statements included in the 2011 Q3 Form 10-Q states, in part, “Medical formulas are amortized from the dates acquired over their individual identifiable useful life, typically ten to thirteen years for our products.”   We will further improve such disclosure in our upcoming annual report on Form 10-K for the fiscal year ending December 31, 2011 (the “2011 Form 10-K”) by stating “Each medical formula and patent is amortized from the date acquired over its identifiable useful life, typically, from ten to thirteen years for our products.”

Note 5 – Advances for Purchases of Intangible Assets and Property and Equipment, page F-12

3. With respect to our comment four, please revise your proposed disclosure to include the information provided in your response surrounding the status of the SFDA Certification process, the steps necessary to obtain the certification, the reasons for any delays in getting certification, as well as the amount included in advances for purchases of intangible assets per formula.

Response:

Note 5 to the September 30, 2011 financial statements in the 2011 Q3 Form 10-Q contains the summary disclosure of the status of the SFDA certification process and the steps generally necessary to obtain the certification for the Company’s products.

Please be advised that the Company has paid various advances to laboratories during the SFDA certification process for medical formulas currently being developed for the benefit of the Company.  The Company typically advances funds to the laboratories for the next stage of the services that the laboratories will perform even though the cost of services previously performed were included in intangible assets.  As a result, the Company will often record advances in respect of a medical formula for which services previously performed are included in intangible assets. The details of the amount included in Advances for Intangible Assets and Property and Equipment at September 30, 2011 are as follows:

Other	$54,786
Digest system drug	210,624
Nerve Cell Metabolism drug	82,601
Alzheimer's disease drug	192,534
High Blood Pressure Drug	72,161
Antibiotic Combination Drug	818,954
Coronary Heart Disease Drug	337,406
New medicine delivery technology	507,857
Hepatitus B drug	801,757
Central nervous system disease drug	509,108
Cerebral vascular drug	704,154
Pain Management Drug	1,638,371
Other	33,819
Property and equipment	169,523
Total	$6,133,655

The Company believes the disclosure of the specific amounts advanced for a particular medical formula in development is not meaningful or material to investors without significantly more detailed disclosure about the underlying formula in development, which disclosure the Company is currently unable to provide.  The Company also believes that such detailed disclosure may hurt its competitive advantage in the marketplace.  As a result, the Company respectfully requests that it not be required to disclose the amount included in advances for purchases of intangible assets per formula.

4. Please refer to comment four where you state “If SFDA approval is not obtained for a medical formula, the Company can require a refund of the full amount of the payments for that formula or the application of those payments to another formula.” Please clarify in your disclosure whether you have the right to choose to receive a refund or apply the amount to another formula.

Response:

Note 5 to the financial statements as of September 30, 2011 in the 2011 Q3 Form 10-Q states, in part, “If SFDA approval is not obtained for a medical formula, as stated above, the Company has the right to choose to receive a refund of the full amount of the payments for that formula or the application of those payments to another formula, which significantly reduces the risk to the Company of the need to recognize impairment.”

Note 9 – Derivative Warrant Liability, page F-15

5. Please refer to your response to comment five. Please provide to us your materiality analysis, and provide to us the values of the warrants using the lattice model, as well as under the Black Scholes method, had your assumptions utilized the correct values.

Response:

Our materiality analysis is that the difference between the lattice model valuation compared to the as-presented valuation at each date as shown in the following table is less than 5% of net income for each period. As a result management does not believe the difference between the valuation as presented and the lattice model valuation is material to any period. The requested information regarding the values of the warrants using the lattice model and the Black-Scholes model, utilizing correct values, are as follows:

		Black-	As-
	Lattice	Scholes	Presented
Valuation Date	Valuation	Valuation	Valuation
5/27/2008	$ 603,502	$ 1,870,083	$ 852,957
12/31/2008	196,684	461,293	263,577
12/31/2009	1,848,744	2,645,474	2,523,148
12/31/2010	696,538	759,516	934,260

***

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank Waung
Frank Waung
Chief Financial Officer